Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

September 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Liz Packebusch and Loan Lauren Nguyen

Re:	Rose Hill Acquisition Corporation

Registration Statement on Form S-1

Filed September 15, 2021

File No. 333-259532

Dear Ms. Packebusch and Ms. Nguyen:

On behalf of Rose Hill Acquisition Corporation (the “Company”), we submit this letter in response to a comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 22, 2021 relating to the above-referenced Registration Statement on Form S-1 of the Company.

The Company is concurrently filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) with a revision to its disclosure to address the Staff’s comment via EDGAR.

In this letter, we have recited the comment from the Staff in italicized type and have followed the comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comment corresponds to the pagination of the Registration Statement.

Registration Statement on Form S-1

Cover Page

1.	Please revise your prospectus cover page to clearly disclose the full exercise period of your public warrants.

The disclosure on the cover page has been revised to address the Staff’s comment.

* * * *

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3096 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Daniel Forman

Daniel Forman

cc:	Udi Margulies, Chief Executive Officer, Rose Hill Acquisition Corporation

Albert Hill IV, Co-Chief Financial Officer, Rose Hill Acquisition Corporation

Juan Jose Rosas, Co-Chief Financial Officer, Rose Hill Acquisition Corporation

Stuar Neuhauser, Ellenoff Grossman & Schole LLP